MANAGEMENT’S DISCUSSION AND ANALYSIS

MARCH 31, 2007

This Management’s Discussion and Analysis (MD&A) is dated May 8, 2007, and should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2007, the audited financial statements for the year ended December 31, 2006, and the accompanying MD&A for that period. This and other information relating to Genoil Inc. are available on SEDAR at www.sedar.com.

BUSINESS OF THE CORPORATION

Genoil Inc. specializes in hydrocarbon upgrading (heavy oil and residue) and petrochemical technologies, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil and transportation related markets. The Company currently has 18 full time employees and 4 full time contracted consultants located in three principal offices – Calgary AB, Edmonton AB, and New York, NY. In addition, the Company operates its pilot facility in Two Hills, AB and its sales and marketing operations through a network of commissioned technical sales agents in 36 countries. The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF). The Company has funded its operations to date by way of capital stock private placements and short-term loans to support its near term operations.

Genoil Hydroconversion Upgrader

Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU™). The GHU™ converts sour (high sulphur), heavy hydrocarbon feedstocks into lighter oil with higher quality distillates for conventional refining. The GHU™ process uses a hydrogen enrichment methodology, based on catalytic hydrogenation and flash separation. The GHU’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU™ provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions. Sour, heavy crude and residual by-products are converted into lighter distillates, increasing API (lower gravity), while maximizing denitrogenation, desulphurisation and demetalisation. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from crude feedstocks. Genoil has a US and a Canadian patent for its GHU™ process and operates a pilot plant in Two Hills, Alberta. The pilot unit has progressed through the development stage and the costs of commercialization have been expensed.

Velox Corporation

Through a license agreement with Velox Corporation, a subsidiary corporation in which Genoil has a controlling interest of 50.1%, the Company has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Velox has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world's waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging them with a mussel contagion that could not be stopped and ultimately inflicted great ecological damage. In view of this danger, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem. Genoil has been in talks with a shipping line and hopes that the contracting process will begin in the near future for this application of Velox’s technology.

Maxis Oil Water Separator

Genoil’s Maxis product line also uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of the Maxis technology allows this system to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis and currently has proposals on the table with two major oil companies based on the Maxis technology. Additionally, the Company is beginning to apply its Maxis technology to water purification and environmental cleanup applications.

Proposals have been submitted to Medco in Oman and Lukoil in Russia, who are presently evaluating the acquisition of their first units with possible follow up sales after successful installation and operation.

Crystal Oil Water Separators

Genoil’s Crystal water separator is a compact unit that is able to handle small volumes (from 2 GPM to 20 GPM) using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Additionally, Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc. in Salt Lake City, Utah, and has met IMO MEPC 107 (49) resolution and the United States Coast Guard standards, which require bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less that 5 ppm for discharge into inland waters. In the view of management, the Crystal Sea has advantages over competing models, including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities aboard. Having completed US Coast Guard testing, marketing of the Crystal Sea may now enter the US and other global markets. Genoil has started some ground work and a prototype was presented to a major shipping line for possible installation. Management estimates the Crystal Sea bilge cleaner has a potential 50,000 ship market as all ships over 200 tons that ply the international waters may be outfitted with a device of this nature.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

BUSINESS PROSPECTS

During the quarter ended March 31, 2007, the Company did not generate any revenue. The Company does not expect to generate revenue or cash flow from its technologies or services in the first half of 2007, and possibly beyond. The Company expects revenue and cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU™ systems and/or the licensing of its intellectual property. The Corporation has accumulated losses of over $45.6 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights. Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU™. Genoil is marketing its GHU™ (and related engineering and design services) to refiners and producers of sour, heavy crude around the world and believes that there is strong market potential for this technology. The continued commercialization of Genoil’s GHU™ represents the next key phase in the Company’s growth.

ACTIVITIES

On April 25th, 2007 the Company announced that it had entered into a definitive testing agreement with Hebei Zhongjie Petrochemical Group Company Ltd. ("HZ") for testing of their heavy oil at Genoil's pilot plant in Two Hills Alberta. This agreement was signed on April 16, 2007 and the oil samples of the M180 blend and HZ refining residual oil are to be shipped to the Genoil Two Hills, Alberta, pilot facility at beginning of May, with arrival estimated in early June. The test run at the pilot facility will allow Genoil to complete its feasibility study and determine the final catalyst selection, operating conditions and optimization of the Genoil GHU(TM) process required to move this project into the Front End Engineering and Design ("FEED") phase, subject to final project funding once the FEED study is complete.

OVERALL PERFORMANCE

As the Company has no sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended March 31, 2007 and the three preceding quarters:

SELECTED QUARTERLY DATA

	2006-Q2	2006-Q3	2006-Q4	2007-Q1

Working capital (deficiency)	(1,688,531)	1,353,684	(92,638)	(1,185,888)

Long term debt	2,224,343	2,145,522	2,157,505	2,222,230

Total assets	5,464,250	7,969,449	6,481,575	5,436,438

Accumulated deficit	34,488,529	41,597,409	43,779,493	45,608,907

Cash flow used in operations	1,149,090	1,014,644	1,401,244	1,120,235

SELECTED
ADMINISTRATION
EXPENSES

	2006-Q2	2006-Q3	2006-Q4	2007-Q1

Human resources	443,716	353,009	778,675	591,757

Business development	256,025	246,501	278,995	280,555

Professional fees	172,684	107,372	346,163	114,836

Stock-based compensation	1,216,329	1,683,039	1,445.757	349,850

Human resources include $111,500 in director’s fees payable in shares. The increase in business development expense reflects the travel costs as the Company intensifies its marketing efforts in Eastern Europe, China and elsewhere. These expenses are expected to rise in the foreseeable future. The decrease in stock-based compensation is a result of option forfeitures during the quarter and the declining balance of deferred stock-based compensation. It is expected to increase again in the next quarter.

UNUSUAL ITEMS

There were no unusual items in the quarter ended March 31, 2007.

LIQUIDITY

The Company used $1,120,235 of cash in its operations during the quarter.

This was financed through C$3.9 million raised in August 2006 via the issuance of 4.86 million common shares at US$0.73 in a private placement. A further C$2.1 million was raised on the exercise of options and warrants since August 2006.

The Company’s working capital condition deteriorated during the period as a result of continued operations that consumed cash. As it has in the past, the Company is arranging with and among its affiliates to infuse further equity funding to support its working capital requirements for the foreseeable future. Currently the Company is arranging a $1 million credit facility with a related party and is working on a private placement that would provide working capital for the short term. In April the Company negotiated a six month extension on 78% of the convertible notes and accrued interest that was due on April 6, 2007. These notes are held by a director and officer of the Company.

The Company’s long term debt matures in 2014 and is non-interest bearing.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU™ and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no material commitments apart from the lease commitments disclosed in the notes to the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the quarter ended of 2007.

ACCOUNTING POLICIES

There were no changes in accounting policies or adoption of new policies during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, amount due to related parties, notes payable and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value, as the implicit interest rate is similar to current market rates.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on May 6, 2007:

Number
Shares outstanding	224,806,146
Issuable under options	25,263,502
Issuable under warrants	4,978,588
Issuable under convertible notes	13,130,916

268,179,152

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the three months ended March 31, 2007 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures are not effective as a result of material weaknesses in internal controls as discussed below.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of March 31, 2007.

Due to the Company’s size, and its inability to segregate incompatible functions among its employees, there are inherent weaknesses in the Company’s internal controls to provide reasonable assurance regarding the reliability of financial reporting. The lack of sufficient personnel has resulted in ineffective segregation of duties that if left unremediated, may not prevent or detect material misstatements to annual or interim financial statements. Accordingly, management has determined that this deficiency constitutes a material weakness.

Management and the Board of Directors are currently working on developing compensating controls to mitigate the risk of ineffective segregation of duties. Genoil Inc. will continue to monitor its internal controls and implement appropriate improvements as required.

During 2006 and the first quarter of 2007, the Company, with the assistance of external consultants, has implemented a number of small improvements to its internal control system and plans to continue this process during 2007.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

INTEREST RATE RISK

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At March 31, 2007, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. The Company had approximately US$385,500 cash on hand, US$2,450 in accounts receivable and US$88,780 included in accounts payable and accrued liabilities, which is subject to foreign exchange fluctuation.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.